SANTIAGO, October 20, 2003

DA.059/03

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry N 447

Under my consideration:

By agreement of the Board of Directors, they summon to an Extraordinary Shareholders Meeting of the society SUPERMERCADOS UNIMARC S.A., to be hold next November 05, 2003 at 18:00 hours, in the offices located at Amunátegui N 178 Street, six floor, Santiago, in order to submit the following subject:

  Putting Shareholders in knowledge and ratify the reshipment of the financial statements audited adjusted according to the Offices number 07981 dated September 29, 2003 of the Chilean Securities and Insurance Superintendence.

Only will be entitled to participate in this Meeting, the shareholders that are holders of shares, registered in the Shareholder Registry with 5 working day of anticipation to the day in which will be hold the Extraordinary Meeting

Sincerely yours,

CLAUDIA QUEZADA ROMERO OLGA MELO VERGARA

pp. Supermercados Unimarc S.A.

Copy: Santiago's Stock Exchange

Valparaiso's Stock Exchange

Electronic Stock of Chile

General file